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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. ____)*

                             Praecis Pharmaceuticals
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    739421105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 April 26, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          / / Rule 13d-1(b)

          / / Rule 13d-1(c)

          /X/ Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3-98)                Page 1 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  Praecis Pharmaceuticals                           CUSIP NO.:  739421105
------                                                     ---------

--------------------------------------------------------------------------------
    1.      Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC)
            13-337-6808
--------------------------------------------------------------------------------
    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) ................................................................

            (b) ................................................................
--------------------------------------------------------------------------------
    3.     SEC Use Only
--------------------------------------------------------------------------------
    4.     Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
  Number of Shares         5.     Sole Voting Power     2,632,598
  Beneficially Owned       -----------------------------------------------------
  by Each Reporting        6.     Shared Voting Power
  Person With:             -----------------------------------------------------
                           7.     Sole Dispositive Power     2,632,598
--------------------------------------------------------------------------------
                           8.     Shared Dispositive Power
--------------------------------------------------------------------------------
 9.         Aggregate Amount Beneficially Owned by Each Reporting Person
              2,632,598
--------------------------------------------------------------------------------
 10.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares
              (See Instructions)
--------------------------------------------------------------------------------
 11.        Percent of Class Represented by Amount in Row (9)       7.1%
--------------------------------------------------------------------------------
 12.        Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
CO
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------


SEC 1745 (3-98)                Page 2 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  Praecis Pharmaceuticals                           CUSIP NO.:  739421105
------                                                     ---------

ITEM 1.

                  (a)      NAME OF ISSUER:

                           Praecis Pharmaceuticals

                  (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           One Hampshire Street
                           Cambridge, MA  021390-1572

ITEM 2.

                  (a)      NAME OF PERSON FILING:

                           J.P. Morgan Partners (SBIC), LLC

                           Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

                  (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR,
                           IF NONE, RESIDENCE:

                           1221 Avenue of the Americas
                           New York, New York  10020

                  (c)      CITIZENSHIP:

                           Delaware

                  (d)      TITLE OF CLASS OF SECURITIES (OF ISSUER):

                           Common Stock

                  (e)      CUSIP NUMBER: 739421105


ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) OR
         240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.  OWNERSHIP

                  (a)      AMOUNT BENEFICIALLY OWNED:

                           2,632,598

                  (b)      PERCENT OF CLASS:

                           7.1% (as of December 31, 2000)

                  (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      2,632,598
                  (ii)     Not applicable.

SEC 1745 (3-98)                Page 3 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  Praecis Pharmaceuticals                           CUSIP NO.:  739421105
------                                                     ---------


                  (iii)    2,632,598
                  (iv)     Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10. CERTIFICATION

                  Not applicable.


SEC 1745 (3-98)                Page 4 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  Praecis Pharmaceuticals                           CUSIP NO.:  739421105
------                                                     ---------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2001


                                            J.P. MORGAN PARTNERS (SBIC), LLC



                                            By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name: Jeffrey C. Walker
                                            Title: President


SEC 1745 (3-98)                Page 5 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  Praecis Pharmaceuticals                           CUSIP NO.:  739421105
------                                                     ---------


                                  EXHIBIT 2(a)

                  This statement is being filed by J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (SBIC).

                  JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP
(BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.



SEC 1745 (3-98)                Page 6 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  Praecis Pharmaceuticals                           CUSIP NO.:  739421105
------                                                     ---------


                                                                      SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC

                              EXECUTIVE OFFICERS(1)

President                                   Jeffrey C. Walker*
Executive Vice President                    Mitchell J. Blutt, M.D.*
Executive Vice President                    Arnold L. Chavkin*
Executive Vice President                    John M.B. O'Connor*
Managing Director                           John R. Baron*
Managing Director                           Christopher C. Behrens*
Managing Director                           David S. Britts*
Managing Director                           Rodney A. Ferguson*
Managing Director                           David Gilbert*
Managing Director                           Evan Graf*
Managing Director                           Eric A. Green*
Managing Director                           Michael R. Hannon*
Managing Director                           Donald J. Hofmann, Jr.*
Managing Director                           W. Brett Ingersoll*
Managing Director                           Alfredo Irigoin*
Managing Director                           Andrew Kahn*
Managing Director                           Jonathan R. Lynch*
Managing Director                           Jonathan Meggs*
Managing Director                           Thomas G. Mendell*
Managing Director                           Stephen P. Murray*
Managing Director                           Joao Neiva de Figueiredo, Ph.D.*
Managing Director                           Timothy Purcell*
Managing Director                           Thomas Quinn*
Managing Director                           Peter Reilly*
Managing Director                           Robert R. Ruggiero, Jr.*
Managing Director                           Susan L. Segal*
Managing Director                           Kelly Shackelford*
Managing Director                           Shahan D. Soghikian*
Managing Director                           Georg Stratenwerth*
Managing Director                           Lindsay Stuart*
Managing Director                           Patrick J. Sullivan*
Managing Director                           Charles R. Walker*
Managing Director                           Timothy J. Walsh*
Managing Director                           Richard D. Waters, Jr.*
Managing Director                           Damion E. Wicker, M.D.*
Managing Director                           Eric R. Wilkinson*
Senior Vice President                       Marcia Bateson*
Vice President and Treasurer                Elisa R. Stein*
Secretary                                   Anthony J. Horan**
Assistant Secretary                         Robert C. Caroll**
Assistant Secretary                         Denise G. Connors**


----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

  * Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

 ** Principal  occupation  is  employee  or officer of J.P.  Morgan  Chase & Co.
    Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                Page 7 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  Praecis Pharmaceuticals                           CUSIP NO.:  739421105
------                                                     ---------


                                   DIRECTORS(1)

                               Jeffrey C. Walker*







----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

  * Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

 ** Principal  occupation  is  employee  or officer of J.P.  Morgan  Chase & Co.
    Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                Page 8 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  Praecis Pharmaceuticals                           CUSIP NO.:  739421105
------                                                     ---------


                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.

                              EXECUTIVE OFFICERS(1)

Chief Executive Officer                  William B. Harris**
President                                Jeffrey C. Walker*
Executive Vice President                 Mitchell J. Blutt, M.D.*
Executive Vice President                 Arnold L. Chavkin*
Executive Vice President                 John M.B. O'Connor*
Managing Director                        John R. Baron*
Managing Director                        Christopher C. Behrens*
Managing Director                        David S. Britts*
Managing Director                        Rodney A. Ferguson*
Managing Director                        David Gilbert*
Managing Director                        Evan Graf*
Managing Director                        Eric A. Green*
Managing Director                        Michael R. Hannon*
Managing Director                        Donald J. Hofmann, Jr.*
Managing Director                        Alfredo Irigoin*
Managing Director                        W. Brett Ingersoll*
Managing Director                        Andrew Kahn*
Managing Director                        Jonathan R. Lynch*
Managing Director                        Jonathan Meggs*
Managing Director                        Thomas G. Mendell*
Managing Director                        Stephen P. Murray*
Managing Director                        Joao Neiva de Figueiredo, Ph.D.*
Managing Director                        Timothy Purcell*
Managing Director                        Thomas Quinn*
Managing Director                        Peter Reilly*
Managing Director                        Robert R. Ruggiero, Jr.*
Managing Director                        Susan L. Segal*
Managing Director                        Shahan D. Soghikian*
Managing Director                        Georg Stratenwerth*
Managing Director                        Lindsay Stuart*
Managing Director                        Patrick J. Sullivan*
Managing Director                        Kelly Shackelford*
Managing Director                        Charles R. Walker*
Managing Director                        Timothy J. Walsh*
Managing Director                        Richard D. Waters, Jr.*
Managing Director                        Damion E. Wicker, M.D.*
Managing Director                        Eric R. Wilkinson*
Senior Vice President                    Marcia Bateson*
Vice President and Treasurer             Elisa R. Stein*
Secretary                                Anthony J. Horan**
Assistant Secretary                      Robert C. Carroll**
Assistant Secretary                      Denise G. Connors**


----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

  * Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

 ** Principal  occupation  is  employee  or officer of J.P.  Morgan  Chase & Co.
    Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                Page 9 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  Praecis Pharmaceuticals                           CUSIP NO.:  739421105
------                                                     ---------


                                  DIRECTORS(1)
                              William B. Harrison**
                               Jeffrey C. Walker*








----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

  * Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

 ** Principal  occupation  is  employee  or officer of J.P.  Morgan  Chase & Co.
    Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)                Page 10 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  Praecis Pharmaceuticals                           CUSIP NO.:  739421105
------                                                     ---------

                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board                                 Douglas A. Warner, III*
President and Chief Executive Officer                 William B. Harrison Jr. *
Vice Chairman                                         Geoffrey T. Boisi*
Vice Chairman                                         David A. Coulter*
Managing Director                                     Ramon de Oliveira*
Director of Human Resources                           John J. Farrell*
Vice Chairman                                         Walter A. Gubert*
Managing Director                                     Thomas B. Ketchum*
Director of Corporate Marketing and Communications    Frederick W. Hill*
Vice Chairman                                         Donald H. Layton*
Vice Chairman                                         James B. Lee Jr. *
General Counsel                                       William H. McDavid*
Vice Chairman                                         Marc J. Shapiro*
Managing Partner                                      Jeffrey C. Walker**


                                   DIRECTORS(1)

                                           PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                      BUSINESS OR RESIDENCE ADDRESS
 ----                                      -------------------------------------
--------------------------------------------------------------------------------
 Hans W. Becherer                          Chairman of the Board
                                           Chief Executive Officer
                                           Deere & Company
                                           One John Deere Place
                                           Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel                          Chairman and Chief Executive Officer
                                           Bechtel Group, Inc.
                                           P.O. Box 193965
                                           San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                     President and Chief Executive Officer
                                           The Hearst Corporation
                                           959 Eighth Avenue
                                           New York, New York 10019
--------------------------------------------------------------------------------
 Lawrence A. Bossidy                       Chairman of the Board
                                           Honeywell International
                                           P.O. Box 3000
                                           Morristown, NJ 07962-2245
--------------------------------------------------------------------------------


----------
(1) Each of whom is a United States citizen.

  * Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

 ** Principal  occupation  is managing  partner of J.P.  Morgan  Partners,  LLC.
    Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.

SEC 1745 (3-98)                Page 11 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  Praecis Pharmaceuticals                           CUSIP NO.:  739421105
------                                                     ---------

                                           PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                      BUSINESS OR RESIDENCE ADDRESS
 ----                                      -------------------------------------
--------------------------------------------------------------------------------
 M. Anthony Burns                          Chairman of the Board and
                                           Chief Executive Officer
                                           Ryder System, Inc.
                                           3600 N.W. 82nd Avenue
                                           Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller                        Co-Chairman
                                           BP Amoco p.l.c.
                                           1111 Warrenville Road, Suite 25
                                           Chicago, Illinois 60563
--------------------------------------------------------------------------------
Ellen V. Furter                            President
                                           American Museum of Natural History
                                           Central Park West at 79th Street
                                           New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III                      President and Chief Executive Officer
                                           The College Fund/UNCF
                                           9860 Willow Oaks Corporate Drive
                                           P.O. Box 10444
                                           Fairfax, Virginia 22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.                  President and Chief Executive Officer
                                           The Chase Manhattan Corporation
                                           270 Park Avenue, 8th Floor
                                           New York, New York 10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                          Of Counsel
                                           Skadden, Arps, Slate, Meagher &
                                             Flom LLP
                                           919 Third Avenue - Room 29-72
                                           New York, New York 10022
--------------------------------------------------------------------------------
 Lee R. Raymond                            Chairman of the Board and
                                             Chief Executive Officer
                                           Exxon Mobil Corporation
                                           5959 Las Colinas Boulevard
                                           Irving,TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford                          Chairman, President and
                                             Chief Executive Officer
                                           American Home Products Corporation
                                           5 Giralda Farms
                                           Madison, New Jersey 07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                             Former Chairman of Board and
                                             Chief Executive Officer of Maytag
                                           13338 Lakeshore Drive
                                           Clive, Iowa  50325
--------------------------------------------------------------------------------
 Douglas A. Warner III                     Chairman of the Board
                                           J.P. Morgan Chase & Co.
                                           270 Park Avenue
                                           New York, New York  10017
--------------------------------------------------------------------------------
 Marina v.N. Whitman                       Professor of Business Administration
                                             and Public Policy
                                           The University of Michigan
                                           School of Public Policy
                                           411 Lorch Hall, 611 Tappan Street
                                           Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------

SEC 1745 (3-98)                Page 12 of 12 Pages